ISSUER FREE WRITING PROSPECTUS
Dated May 14, 2012
Filed Pursuant to Rule 433
Registration No. 333-181368

AMERICAN REALTY CAPITAL TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Trust, Inc. (the “Company”) filed a registration statement on Form S-3 (including a prospectus) with the SEC on May 11, 2012 and the registration statement became effective on May 11, 2012. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The base prospectus, dated May 11, 2012, is available on the SEC Web site at

http://sec.gov/Archives/edgar/data/1410997/000114420412028152/v304866_s3asr.htm.

Alternatively, the Company or any dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-646-937-6900.

The Company does not believe that the following communication presents an offer as defined in the Securities Act of 1933, as amended. However, the Company is filing the communication in a Free Writing Prospectus as a precautionary matter.

The article below was published by Forbes Magazine on May 14, 2012 and references the offering of securities of the Company. The article reported on certain statements made by William M. Kahane, the Company’s CEO and President.

The article was not prepared or reviewed by the Company prior to publication. Forbes Magazine, the publisher of the article, routinely publishes articles on business news. Forbes Magazine is not affiliated with the Company, and no payment was made nor was any consideration given to Forbes Magazine by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Kahane represent the author’s or others’ opinions and are not endorsed or adopted by the Company. Statements in the articles that are attributed directly to Mr. Kahane were not intended and should not be considered as offering material.

Nothing But Net In This High Yielding REIT

By: Brad Thomas

There’s little question following the first quarter 2012 earnings season that publicly traded real estate companies are off to a good start in 2012. U.S. REITs outperformed the broader stock market in April, as well as for the first four months of 2012.

NAREIT reports the industrial sector is the top performing asset class year-to-date with a 23.2% total return. The retail sector followed, with a 19.5% total return (regional malls returned 21.9% and shopping centers, 17.1%). The office sector gained 13.9%, and the apartment sector returned 9.9%.

One specialty sector that is continuing to show strong investor demand is the triple-net sector. Due to its risk-aligned fundamentals, this “safe margin” sector is gaining broad support for paying sustainable dividends, averaging 5 percent for the specialty group (source: FTSE NAREIT).

A “triple net” investment is distinguishable by the three net lease characteristics of taxes, insurance and maintenance. When a tenant is responsible for paying these combined triple net charges, the lease structure becomes effectively a bond-like lease.

This repeatable income model is highly correlated to the extraordinary occupancy trends that make the triple net sector more of a “bond replacement” alternative than a REIT.

American Realty Capital Trust (ARCT) recently listed as a publicly-traded REIT, almost four years to the day since the REIT was launched as a non-traded publicly-listed security. The ARCT portfolio (as of January 31, 2012) is 100% occupied and consists of 485 single tenant, free- standing properties, located in 43 states and Puerto Rico, with more than 15.6 million leasable square feet leased to 61 different commercial enterprises doing business in 20 different industries.

The triple-net REIT is differentiated by its high-credit quality with 92 percent of the tenants rated and 71 percent of the tenants considered investment grade rated. The sustainably attractive REIT has a portfolio that includes many “best-in-class” names with durable rent checks measured by consistent earnings generated by the strategically acquired facilities.

ARCT is one of the first “investment grade focused” triple net REITs and because all of the assets were originated over the last four year period, the portfolio has a sound risk-management profile. The average remaining primary lease term is 13.4 years (as of January 31, 2012) and the average property age is 5.3 years.

William M. Kahane, the co-founder and president and CEO and Nicholas S. Schorsch, the company’s co-founder and chairman, have been actively involved in the acquisition of all 485 net leased properties, with more than 61 credit tenants. Both have public REIT operating experience and collectively have more than 70 years of commercial real estate experience and collectively have over 20 years experience focused on the net-lease real estate sector.

American Realty has a market capitalization of $1.9 billion and the stock recently closed at $10.89 per share. The high since March 1 is $11.25 and the current dividend yield is 6.4 percent.

I recently had the opportunity to catch up with American Realty Capital Trust’s co-founder, William Kahane:

Brad Thomas: Can you tell me how your previous non-traded REIT investors did with the public listing and how have they benefited from the liquidity transaction?

William Kahane: ARCT listed on The NASDAQ Global Select Market on March 1, 2012, closing at $10.49.  The company went full cycle in four years, having raised and invested more than $1.7 billion in equity in a continuous public offering from 2008 to 2011.

In listing, ARCT created a liquidity event for our 40,000 investors. All of our shareholders who “voted with their feet” and sold their shares at the closing on the first day of trading, made money.  Factoring in dividends and capital appreciation, our shareholders who had been with us since 2008 received a 132% total return, shareholders who bought stock on January 1, 2009, 2010, and 2011 received a 127%, 121%, and 113% total return respectively.

Thomas: You have an impressive portfolio of single tenant assets. One hundred percent leased and large percentage of investment grade rated tenants. How does ARCT differentiate from the other triple net REITs?

Kahane: We differentiate ourselves from other net leased REITs by primarily focusing on corporate investment grade tenants, occupying recently constructed facilities, leased on a long-term basis. The company’s top ten tenants representing 54% of annual rents are 89% investment grade. The portfolio is 92% rated and 74% investment grade weighted by average annual rent. The average age of our portfolio is 5.3 years, compared to our peer group’s average age of over 20 years. The average remaining lease term of our portfolio is 13.3 years, and we have minimal lease expirations in the next 10 years.

Thomas: It seems that most of your assets are new (with a weighted average lease term of 13 years). Do you continue to focus on new assets?

Kahane: Yes, we do. We find buying new assets to be very advantageous in at least two respects.  First, new assets ordinarily give us greater remaining primary lease term. Second, new buildings present less risk of obsolescence and exposure to structural issues.

Thomas: Are you also providing developer funding and take-out financing?

Kahane: The company does not provide developer funding, as we believe construction and development risk do not belong in our portfolio.  However, we frequently agree in advance to purchase properties once they have been completed, occupied, and are rent paying.

In 2011, approximately 15% of our transactions were forward take-outs.  For example, in 2011 we closed on a portfolio of 36 Dollar General stores and on a portfolio of two FedEx properties over the course of a six-month period, as the properties were completed and rent paying.

Thomas: E-commerce is impacting many of the retail business models. How are you addressing those concerns as it relates to your acquisition strategies?

Kahane: We focus on acquiring properties that require a brick and mortar presence, businesses that are unlikely to be disintermediated by the Internet.  Grocery stores, pharmacies and retail banks will always require a storefront presence.  ARCT currently does not own any electronic stores, bookstores or movie theaters for several reasons in addition to the effects of E-commerce on their business models. From a real estate standpoint, there is limited re-use of movie theaters, bookstores and electronic stores, once the business model fails.

Thomas: How do you plan to grow your capital?

Kahane: As a publicly traded REIT with a conservative balance sheet, we have access to numerous capital alternatives. We plan to grow our capital base through a variety of equity and debt sources, including common, preferred and primarily unsecured debt, and possibly convertible debt. We will seek, over time, to access the lowest cost of capital in order to maximize our investment spread.

Thomas: What is your depth of experience at managing a publicly listed REIT?

Kahane: I served on the board of directors for Catellus Development Corp. from1997 to 2005, and as chairman from 1999 to 2001. Catellus Development Corp. was a publicly traded industrial REIT and was one of the largest landowners in California prior to being acquired by Prologis in 2005.

I additionally served as the chairman of the Finance Committee for American Financial Realty Trust’s Board of Directors from 2003 to 2006. American Financial Realty Trust was a publicly traded REIT  focused on acquiring properties leased to financial institutions. Both companies were publicly listed. In addition, during my tenure with Morgan Stanley, I counseled many public traded real estate companies from both a strategic and financial standpoint.

Thomas: Thank you for your time and I look forward to seeing you in a few days at ICSC (ReCon).

American Realty Capital Trust, Inc., a publicly traded Maryland corporation listed on The NASDAQ Global Select Market under the trading symbol “ARCT”, is a leading self-administered real estate company that owns and acquires single tenant free standing commercial real estate properties that are primarily net leased on a long-term basis to investment grade rated and other creditworthy tenants. Additional information about the Company can be found on the Company’s website at www.arctreit.com.

To arrange interviews with executives of American Realty Capital Trust, Inc. please contact Tony DeFazio at 484-532-7783 or tony@defaziocommunications.com.

###